NRG Northeast Generating LLC
Subsidiary List

Exhibit 21

Entity	State of Organization

Dunkirk Power LLC	Delaware

Huntley Power LLC	Delaware

Astoria Gas Turbine Power LLC	Delaware

Arthur Kill Power LLC	Delaware

Somerset Power LLC	Delaware

Oswego Harbor Power LLC	Delaware

Connecticut Jet Power LLC	Delaware

Devon Power LLC	Delaware

Middletown Power LLC	Delaware

Montville Power LLC	Delaware

Norwalk Power LLC	Delaware